Exhibit 21

Subsidiaries

Name	State of Incorporation of Organization
Resolute Natural Resources Company, LLC	Delaware
WYNR, LLC	Delaware
BWNR, LLC	Delaware
Resolute Wyoming, Inc.	Delaware
Hicks Acquisition Company I, Inc.	Delaware
Resolute Aneth, LLC	Delaware
Resolute Northern Rockies, LLC	Delaware
Resolute Natural Resources Southwest, LLC	Delaware